

December 8, 2010

Mr. Stephen J. Turner
Chief Executive Officer and President
Scolr Pharma, Inc.
19204 North Creek Parkway, Suite 100
Bothell, WA 98011

      Re: **Scolr Pharma, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              File No. 001-31982

Dear Mr. Turner:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for Fiscal Year Ended December 31, 2009

Commercial Relationships, page 5

1. We note your license and distribution agreement and related amendments with Perrigo Company. Please provide draft disclosure for future filings regarding your license and distribution agreement with Perrigo to disclose the duration of the agreement and termination provisions.

Intellectual Property, page 12

2. We note that your oldest patent in your intellectual property estate was filed on October 27, 1997 and will expire on the same date in 2017; however, this patent was not one of the ones listed on page 8. Please provide draft disclosure for future filings which includes your oldest patent and any other material patents not already disclosed, that

identifies the patent and discloses which product group it relates to, the expiration date, and the jurisdiction in which it was granted.

3. We note your CDT patents which you license from Temple University or which are assigned to you by Dr. Fassihi and the agreements related to these relationships which you have filed as exhibits. Please provide draft disclosure for future filings which includes a discussion that provides the duration of the license and assignment agreements with Temple University and Dr. Fassihi; termination provisions; all payments received to date under each agreement; the amount of up-front payments from customers you are required to share; the amount of license maintenance fees and range of royalties you are required to pay; and any other material provisions in the agreements. An acceptable range of royalties is one of the following: "single-digits," "teens," "twenties," etc.

Sources and Availability of Raw Materials and Principal Suppliers, page 13

4. We note that certain raw materials used in the manufacture of your products are available from limited sources and, in some cases a single source. Please provide draft disclosure for future filings which includes the name of the supplier for your raw materials that are available from a single source. If you have a contract with this supplier, please provide disclosure regarding the material terms of the contract including fee and payment, term and termination and any other material provisions and file the contract as an exhibit. Alternatively, tell us the basis for your belief that you are not required to file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, please draft risk factor disclosure for future filings that address the risks posed from your dependence on limited sources for some of your raw materials.

Equity Compensation Plan Information, page 26

5. We note that you have not included the Equity Compensation Plan Table required by Item 201(d) of Regulation S-K. Please confirm that you will include this table in your next Form 10-K or related proxy statement, where appropriate.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Notes to Financial Statements

Note 4--Financing, page 8

6. Based on disclosure in Amendment No. 1 to your Form S-3 filed on May 18, 2010 (refer to page 19), your stock purchase warrants issued on March 12, 2010 appear to contain provisions that protect holders from future stock price declines. The provision states that if you subsequently issue shares of our common stock at a price that is less than the exercise price of your March 2010 warrants, then the exercise price of the warrants will be reduced. Please tell us why these warrants were not required to be classified as

       liabilities under ASC 815-40-15 (EITF 07-5) with subsequent changes in fair value recorded in earnings. Refer to the example of warrants with provisions that protect holders from declines in the stock price in ASC 815-40-55-33. Also, provide the formula used to determine the reduction in the warrant exercise price, resulting from a subsequent issuance of shares.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

             Sincerely,

             Jim B. Rosenberg
             Senior Assistant Chief
             Accountant